UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On October 29, 2014, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (l) Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2014; (2) Unaudited Condensed Consolidated Interim Financial Report for the three and nine months ended September 30, 2014 and 2013; (3) a Credit Supporters Disclosure; (4) CEO Certification of Interim Filings; (5) CFO Certification of Interim Filings; and (6) a press release announcing the quarterly results for the third quarter of 2014.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                  Exhibit 99.1 — Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2014;

•                  Exhibit 99.2 — Unaudited Condensed Consolidated Interim Financial Report for the three and nine months ended September 30, 2014 and 2013;

•                  Exhibit 99.3 — Credit Supporters Disclosure;

•                  Exhibit 99.4 — CEO Certification of Interim Filings;

•                  Exhibit 99.5 — CFO Certification of Interim Filings; and

•                  Exhibit 99.6 — Press release announcing the quarterly results for the third quarter of 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

	By:	/s/ Patrick Donnelly

	Name:	Patrick Donnelly
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 30, 2014

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the three and nine months ended September 30, 2014
99.2	Unaudited Condensed Consolidated Interim Financial Report for the three and nine months ended September 30, 2014 and 2013
99.3	Credit Supporters Disclosure
99.4	CEO Certification of Interim Filings
99.5	CFO Certification of Interim Filings
99.6	Press release announcing the quarterly results for the third quarter of 2014